Exhibit 99.1

Dada Announces Unaudited First Quarter 2023 Financial Results

SHANGHAI, China, May 10, 2023 (GLOBE NEWSWIRE) -- Dada Nexus Limited (NASDAQ: DADA, “Dada” or the “Company”), China’s leading local on-demand delivery and retail platform, today announced its unaudited financial results for the first quarter ended March 31, 2023.

First Quarter 2023 Highlights

•	Total net revenues in the first quarter were RMB2,575.5 million, an increase of 27.2% year over year from RMB2,025.3 million in the same period of 2022.

•	Total Gross Merchandise Volume (“GMV”) of JDDJ for the twelve months ended March 31, 2023 was RMB67.3 billion, an increase of 37.1% year over year from RMB49.1 billion in the same period of 2022.

“We are pleased to start the year with a strong quarter, highlighted by our robust growth and continuously improving operating efficiency,” said Mr. Jeff He, President of Dada. “With strong confidence in the potential of the on-demand retail and delivery industry, we will continue to pursue high-quality growth by enhancing our location-based technology and fulfillment capability, broadening our partnership with retailers and brands, and strengthening our cooperation with JD.com.”

“In the post-COVID era and amid the gradual recovery of consumption, we continued to deliver strong growth and remarkable profitability improvement,” said Mr. Beck Chen, Chief Financial Officer of Dada. “In the first quarter, our revenue grew by over 27% year over year. Meanwhile, our non-GAAP operating margin1 improved by over 16 percentage points year over year. Looking ahead, we remain well on track to turning profitable.”

First Quarter 2023 Financial Results

Total net revenues were RMB2,575.5 million, an increase of 27.2% year over year from RMB2,025.3 million in the same period of 2022.

	For the three months ended March 31,
	2022	2023

	(RMB in thousands)
Net Revenue
Dada Now
Services	606,204	733,775
Sales of goods	16,847	15,070
Subtotal	623,051	748,845
JDDJ
Services note (1)	1,402,270	1,826,655
Subtotal	1,402,270	1,826,655
Total	2,025,321	2,575,500

Note:

(1) Includes net revenues from (i) commission fee, and online advertising and marketing services of RMB830,560 and RMB1,139,266 for the three months ended March 31, 2022 and 2023, respectively; and (ii) fulfillment services and others of RMB571,710 and RMB687,389 for the three months ended March 31, 2022 and 2023, respectively.

•	Net revenues generated from Dada Now increased by 20.2% from RMB623.1 million in the first quarter of 2022 to RMB748.8 million in the first quarter of 2023, mainly driven by the increases in order volume of intra-city delivery service to chain merchants.

•	Net revenues generated from JDDJ increased by 30.3% from RMB1,402.3 million in the first quarter of 2022 to RMB1,826.7 million in the first quarter of 2023, mainly due to the increase in GMV. The increase in online marketing services revenue as a result of the increasing promotional activities launched by brand owners and retailers also contributed to the increment of the net revenues generated from JDDJ.

Total costs and expenses were RMB2,974.2 million, compared with RMB2,664.3 million in the same quarter of 2022.

•	Operations and support costs were RMB1,437.2 million, compared with RMB1,270.3 million in the same quarter of 2022. The increase was primarily due to an increase in rider cost as a result of increasing order volume for intra-city delivery services provided to various chain merchants.

•	Selling and marketing expenses were RMB1,316.6 million, compared with RMB1,114.5 million in the same quarter of 2022. The increase was primarily due to (i) growing incentives to JDDJ consumers, and (ii) amortization of the business cooperation agreement (“BCA”) in connection with the share subscription transaction with JD.com in February 2022.

•	General and administrative expenses were RMB78.6 million, compared with RMB100.8 million in the same quarter of 2022. The decrease was primarily due to efficient expense control measures and decreased share-based compensation expenses.

•	Research and development expenses were RMB128.8 million, compared with RMB164.7 million in the same quarter of 2022. The decrease was mainly attributable to the decrease in research and development personnel cost.

Loss from operations was RMB386.4 million, compared with RMB625.7 million in the same quarter of 2022.

Non-GAAP loss from operations1 was RMB216.6 million, compared with RMB501.4 million in the same quarter of 2022.

Net loss was RMB350.4 million, compared with RMB604.2 million in the same period of 2022.

Non-GAAP net loss2 was RMB182.0 million, compared with RMB481.2 million in the same period of 2022.

Net loss attributable to ordinary shareholders of Dada was RMB350.4 million, compared with RMB604.2 million in the same quarter of 2022.

Non-GAAP net loss attributable to ordinary shareholders of Dada3 was RMB182.0 million, compared with RMB481.2 million in the same quarter of 2022.

Basic and diluted net loss per share was RMB0.34, compared with RMB0.62 for the first quarter of 2022.

Non-GAAP basic and diluted net loss per share4 was RMB0.18, compared with RMB0.49 for the first quarter of 2022.

As of March 31, 2023, the Company had RMB3,722.0 million in cash, cash equivalents, restricted cash and short-term investments, a decrease from RMB4,370.4 million as of December 31, 2022.

Environment, Social Responsibility and Corporate Governance

The Company continued to execute its ESG strategy in a committed and proactive way:

•	To help more retailers and brands seize the growth opportunities of on-demand retail, JDDJ launched the "A Million Store" program, which aimed at helping merchants, especially small and medium-sized merchants, onboard JDDJ to increase sales and reduce costs with on-demand digital retail solutions. Under the guidance of the Commerce Commission of Yangpu District of Shanghai and the Shanghai E-Purchasing Chamber of Commerce, the program kicked off in Shanghai in March, and will be rolled out in more than 100 cities across the country.

•	Starting in mid-April, under the guidance of the local government authorities, JDDJ launched the “2023 Urban Life Shopping Season” campaigns in cities including Nanning, Tianjin, Chongqing, Shenzhen, and Shanghai. Through the events, JDDJ partnered with various retail chains and brands to stimulate consumer demand and boost domestic consumption.

•	In March, the State Administration for Market Regulation and the Standardization Administration of China approved the release of the Specifications for On-demand Delivery Services, the very first national standard in the field of on-demand delivery. As one of the main drafters, Dada Now participated in the formulation of the standard throughout the entire process, making an enduring contribution to the robust development of the on-demand delivery industry.

Business Outlook

For the second quarter of 2023, Dada expects total revenue to be between RMB2,800 million and RMB3,000 million, representing year-over-year growth of 22.7% to 31.5%. This outlook is based on information available as of the date of this press release and reflects the Company's current and preliminary expectations, which are subject to change in light of various uncertainties.

1 Non-GAAP loss from operations represents loss from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP operating margin equals non-GAAP loss from operations divided by total net revenues.

2 Non-GAAP net loss represents net loss excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisitions and tax benefit from amortization of such intangible assets.

3 Non-GAAP net loss attributable to ordinary shareholders of Dada is net loss attributable to ordinary shareholders of Dada excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets.

4 Non-GAAP net loss per share is non-GAAP net loss attributable to ordinary shareholders of Dada divided by weighted average number of shares used in calculating net loss per share.

Conference Call

The Company will host a conference call to discuss the earnings at 9:30 p.m. Eastern Time on Wednesday, May 10, 2023 (9:30 a.m. Beijing time on Thursday, May 11, 2023).

Please register in advance of the conference using the link provided below and dial in 10 minutes prior to the call.

PRE-REGISTER LINK: https://s1.c-conf.com/diamondpass/10030656-ts8cis.html

Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN. To join the conference, please dial the number provided, enter the passcode followed by your PIN, and you will join the conference.

A telephone replay of the call will be available after the conclusion of the conference call through May 18, 2023.

Dial-in numbers for the replay are as follows:

U.S./Canada	1-855-883-1031
Mainland China	400-1209-216
Hong Kong	800-930-639
Replay PIN	10030656

A live and archived webcast of the conference call will be available on the Investor Relations section of Dada’s website at https://ir.imdada.cn/.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income/(loss) attributable to ordinary shareholders of Dada and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP operating margin is non-GAAP income/(loss) from operations as a percentage of total net revenues. Non-GAAP net income/(loss) is net income/(loss) excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets. Non-GAAP net margin is non-GAAP net income/(loss) as a percentage of total net revenues. Non-GAAP net income/(loss) attributable to ordinary shareholders of Dada is net income/(loss) attributable to ordinary shareholders of Dada excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets. Non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share is non-GAAP net income/(loss) attributable to ordinary shareholders of Dada divided by weighted average number of shares used in calculating net income/(loss) per share.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income/(loss) from operations and non-GAAP net income/(loss) enable the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of the Company’s financial and operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders of Dada, and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders of Dada, and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income/(loss) attributable to ordinary shareholders of Dada and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share for the period should not be considered in isolation from or as an alternative to income/(loss) from operations, operating margin, net income/(loss), net margin, net income/(loss) attributable to ordinary shareholders of Dada and net income/(loss) attributable to ordinary shareholders of Dada per share, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. Dada may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Dada’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dada’s strategies; Dada’s future business development, financial condition and results of operations; Dada’s ability to maintain its relationship with major strategic investors; its ability to provide efficient on-demand delivery services and offer quality on-demand retail experience; its ability to maintain and enhance the recognition and reputation of its brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Dada’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Dada does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Dada

Dada is a leading platform of local on-demand retail and delivery in China. It operates JDDJ, one of China’s largest local on-demand retail platforms for retailers and brand owners, and Dada Now, a leading local on-demand delivery platform open to merchants and individual senders across various industries and product categories. The Company’s two platforms are inter-connected and mutually beneficial. The Dada Now platform enables improved delivery experience for participants on the JDDJ platform through its readily accessible fulfillment solutions and strong on-demand delivery infrastructure. Meanwhile, the vast volume of on-demand delivery orders from the JDDJ platform increases order volume and density for the Dada Now platform.

For more information, please visit https://ir.imdada.cn/.

For investor inquiries, please contact:

Dada Nexus Limited

Ms. Caroline Dong

E-mail: ir@imdada.cn

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86-178-1749 0483

E-mail: rene.vanguestaine@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: linda.bergkamp@christensencomms.com

For media inquiries, please contact:

Dada Nexus Limited

E-mail: PR@imdada.cn

Appendix I

DADA NEXUS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share data and otherwise noted)

	As of December 31,	As of March 31,
	2022	2023
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	1,233,974	937,126
Restricted cash	433,895	401,644
Short-term investments	2,702,524	2,383,256
Accounts receivable	313,502	346,069
Inventories, net	8,826	9,421
Amount due from related parties	1,060,987	1,148,475
Prepayments and other current assets	606,502	587,309
Total current assets	6,360,210	5,813,300

Non-current assets
Property and equipment, net	16,849	14,675
Goodwill	957,605	957,605
Intangible assets, net	1,665,320	1,520,633
Operating lease right-of-use assets	37,592	25,458
Other non-current assets	8,223	7,931
Total non-current assets	2,685,589	2,526,302

TOTAL ASSETS	9,045,799	8,339,602

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loan	100,000	100,000
Accounts payable	9,791	10,961
Payable to riders and drivers	794,320	700,949
Amount due to related parties	147,003	108,420
Accrued expenses and other current liabilities	931,943	707,267
Operating lease liabilities	24,460	20,558
Total current liabilities	2,007,517	1,648,155

Non-current liabilities
Deferred tax liabilities	21,988	20,735
Non-current operating lease liabilities	16,574	9,139
Total non-current liabilities	38,562	29,874

TOTAL LIABILITIES	2,046,079	1,678,029

DADA NEXUS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)
(Amounts in thousands, except share data and otherwise noted)

	As of December 31,	As of March 31,
	2022	2023
	RMB	RMB
SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.0001 par value, 2,000,000,000 and 2,000,000,000 shares authorized, 1,079,881,662 and 1,079,881,662 shares issued, 1,021,923,242 and 1,024,936,126 shares outstanding as of December 31, 2022 and March 31, 2023, respectively)	688	691
Additional paid-in capital	20,599,549	20,641,749
Accumulated deficit	(13,824,234)	(14,174,682)
Accumulated other comprehensive loss	223,717	193,815
TOTAL SHAREHOLDERS’ EQUITY	6,999,720	6,661,573

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	9,045,799	8,339,602

DADA NEXUS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands, except share and per share data and otherwise noted)

	For the three months ended March 31,
	2022	2023
	RMB	RMB
Net revenues	2,025,321	2,575,500
Costs and expenses
Operations and support	(1,270,273)	(1,437,235)
Selling and marketing	(1,114,464)	(1,316,643)
General and administrative	(100,809)	(78,567)
Research and development	(164,673)	(128,795)
Other operating expenses	(14,038)	(12,948)
Total costs and expenses	(2,664,257)	(2,974,188)
Other operating income	13,248	12,321
Loss from operations	(625,688)	(386,367)

Other income/(expenses)
Interest expenses	(822)	(451)
Others, net	21,017	35,117
Total other income	20,195	34,666
Loss before income tax benefits	(605,493)	(351,701)
Income tax benefits	1,253	1,253
Net loss	(604,240)	(350,448)
Accretion of convertible redeemable preferred shares	—	—
Net loss attributable to ordinary shareholders of Dada Group	(604,240)	(350,448)

Net loss per share
Basic	(0.62)	(0.34)
Diluted	(0.62)	(0.34)

Weighted average shares used in calculating net loss per share
Basic	972,608,175	1,023,413,776
Diluted	972,608,175	1,023,413,776

Net loss	(604,240)	(350,448)
Other comprehensive loss
Foreign currency translation adjustments, net of tax of nil	(3,700)	(29,902)
Total comprehensive loss	(607,940)	(380,350)

DADA NEXUS LIMITED

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except share and per share data and otherwise noted)

	For the three months ended March 31,
	2022	2023
	RMB	RMB
Loss from operations	(625,688)	(386,367)
Add:
Share-based compensation expense	55,012	37,481
Intangible assets amortization	69,313	132,256
Non-GAAP loss from operations	(501,363)	(216,630)

Net loss	(604,240)	(350,448)
Add:
Share-based compensation expense	55,012	37,481
Intangible assets amortization	69,313	132,256
Income tax benefit	(1,253)	(1,253)
Non-GAAP net loss	(481,168)	(181,964)

Accretion of convertible redeemable preferred shares	—	—

Non-GAAP net loss attributable to ordinary shareholders of Dada Group	(481,168)	(181,964)

Non-GAAP net loss per share
Basic	(0.49)	(0.18)
Diluted	(0.49)	(0.18)

Weighted average shares used in calculating net loss per share
Basic	972,608,175	1,023,413,776
Diluted	972,608,175	1,023,413,776